UNDERTAKING AND REPRESENTATION

TO:	British Columbia Securities Commission (“BCSC”)

AND TO:	All other provincial and territorial securities regulators in Canada

AND TO:	Glamis Shareholders

DATE:	October 13, 2006

RE:	Supplement (the “Supplement”) to the Glamis Gold Ltd. (“Glamis”) Information Circular (the “Circular”) dated as of September 25, 2006 Regarding the Red Lake Complex and the Campbell Complex Mineral Reserve and Mineral Resource Estimates

      Goldcorp Inc. (“Goldcorp”):
1.	undertakes to provide Glamis with information for the Supplement which will present the Mineral Reserve and Mineral Resource estimates for the Red Lake Complex and the Campbell Complex separately as of December 31, 2005, which were combined in the Circular, as well as additional information regarding the Mineral Resources for the Campbell Complex, in a form satisfactory to the BCSC;

2.	undertakes that a new Red Lakes Mines Technical Report (the “Technical Report”) that will be filed by November 17, 2006, will support the scientific and technical information in the Circular and the Supplement pertaining to the Red Lake Mines, including any reduction in the Mineral Resources of the Campbell Complex as described in the Supplement;

3.	undertakes that this Undertaking and Representation will be filed as required by the BCSC; and

4.	represents that the information provided to Glamis pertaining to the Campbell Complex that is contained in the Circular and the Supplement does not contain a misrepresentation (as defined in the Securities Act (British Columbia)).
All terms not herein defined shall have the meaning provided in the Circular.

GOLDCORP INC.

/s/ Lindsay Hall
Name:	Lindsay Hall
Title:	Executive Vice President and Chief Financial Officer